# POWER CORPORATION OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3



07024165

June 4,

RECEIVED

201 JUN -6 A 8: 41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TELEPHONE (514) 286-7400
TELECOPIER (514) 286-7424

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**SUPPL**

Re:Notification under Rule 12g3-2(f)
File No. 82-137

**PROCESSED**

JUN 1 1 2007

THOMSON
FINANCIAL

Ladies and Gentlemen:

Reference is made to the application (the "Application") of Power Corporation of Canada (the "Corporation") to claim the exemption afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Act") in respect of its subordinate voting shares.

Pursuant to Rule 12g3-2(f) under the Act, the Corporation hereby advises the Commission that, in lieu of furnishing materials to the Commission pursuant to Rule 12g3-2(b), those materials will be available through the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com or, if not required to be posted on SEDAR, on the Corporation's website at www.powercorporation.com.

This letter shall be deemed an amendment to the Application.

Please address any questions or comments with regard to this letter to our United States counsel, Jessica Forbes at Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004, telephone 212-859-8558 or Jessica.Forbes@friedfrank.com.

Very truly yours,

Power Corporation of Canada

By:_____
    Name: Edward Johnson
    Title: Senior Vice-President,
           General Counsel and Secretary

**END**